OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. **Name and Address of Reporting Person*** *(Last, First, Middle)*

   Massaro, Anthony A.

   22801 Saint Clair Avenue
   (Street)

   Cleveland, Ohio 44117-1199
   (City) *(State)* *(Zip)*

2. **Issuer Name and Ticker or Trading Symbol**

   Lincoln Electric Holdings, Inc. (LECO)

3. **I.R.S. Identification Number of Reporting Person, if an entity** *(Voluntary)*

4. **Statement for Month/Day/Year**

   November 4, 2002

5. **If Amendment, Date of Original** *(Month/Day/Year)*

6. **Relationship of Reporting Person(s) to Issuer** *(Check All Applicable)*

   ☒ Director ☐ 10% Owner

   ☒ Officer *(give title below)*

   ☐ Other *(specify below)*

   Chairman, President and Chief Executive Officer

7. **Individual or Joint/Group Filing** *(Check Applicable Line)*

   ☒ Form filed by One Reporting Person

   ☐ Form filed by More than One Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security *(Instr. 3)*	2. Transaction Date *(Month/Day/Year)*	2a. Deemed Execution Date, if any. *(Month/Day/Year)*	3. Transaction Code *(Instr. 8)*		4. Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*			5. Amount of Securities Beneficially Owned Following Reported Transactions(s) *(Instr. 3 and 4)*	6. Ownership Form: Direct (D) or Indirect (I) *(Instr. 4)*	7. Nature of Indirect Beneficial Ownership *(Instr. 4)*
			Code	V	Amount	(A) or (D)	Price			
Common Shares	11/1/02		M		20,100	A	$13.625		D	
Common Shares	11/1/02		M		4,900	A	$13.50		D	
Common Shares	11/1/02		S		25,000	D	$23.66	27,411.641(1)	D(1)	

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security *(Instr. 3)*	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date *(Month/Day/Year)*	3a. Deemed Execution Date, if any *(Month/Day/Year)*	4. Transaction Code *(Instr. 8)*		5. Number of Derivative Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*	
				Code	**V**	**(A)**	**(D)**
Employee Stock Option (Right to Buy)	$13.625	11/1/02		M		20,100	
Employee Stock Option (Right to Buy)	$13.50	11/1/02		M		4,900	

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued
(*e.g.*, puts, calls, warrants, options, convertible securities)

6. Date Exercisable and Expiration Date *(Month/Day/Year)*		7. Title and Amount of Underlying Securities *(Instr. 3 and 4)*		8. Price of Derivative Security *(Instr. 5)*	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) *(Instr. 4)*	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) *(Instr. 4)*	11. Nature of Indirect Beneficial Ownership *(Instr. 4)*
Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
10/1/99	10/1/06	Common Shares	20,100			D	
(1)	10/11/10	Common Shares	4,900		675,100	D	

Explanation of Responses:

(1) Number of shares reflects (i) 4,251.901 shares indirectly held in The Lincoln Electric Company Stock Purchase Plan as of October 31, 2002, (ii) 907.680 shares indirectly held in The Lincoln Electric 401(k) Plan as of October 31, 2002 as reported by the Plan trustee on a unitized basis, and (iii) 200 shares held by the Reporting Person's spouse.

(2) Options granted on October 11, 2000 pursuant to the Issuer's 1998 Stock Option Plan. The option becomes exercisable in 33 1/3 percent increments on October 11, 2001, October 11, 2002 and October 11, 2003.

/s/ Anthony A. Massaro	November 4, 2002
**Signature of Reporting Person	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff (a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.